FORM 8-A/A-3

                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          NORTHERN TRUST CORPORATION
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           (Exact name of registrant as specified in its charter)

                Delaware                                   36-2723087
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  (State of incorporation or organization)              (I.R.S. Employer
                                                        Identification No.)

 50 South LaSalle Street, Chicago, Illinois                   60675
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  (Address of principal executive offices)                 (Zip Code)

 Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class          Name of each exchange on which
    to be so registered          each class is to be registered


           None                          Not Applicable
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     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: _____ (if applicable)


     Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
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                               (Title of class)

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                              (Title of class)



           This Form 8-A/A-3 amends and restates the Registration Statement on Form 8-A/A-2 dated November 20, 1998, filed by Northern Trust Corporation (the "Registrant") with respect to the Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 17, 1989, between the Registrant and Norwest Bank Minnesota, N.A., as rights agent (the "Rights Agent"), as amended by a First Amendment thereto dated September 17, 1997, a Second Amendment thereto dated November 18, 1997, a Third Amendment thereto dated July 21, 1998, and a Fourth Amendment thereto dated November 18, 1998. On February 16, 1999, the Registrant and the Rights Agent entered into a Fifth Amendment (the "Fifth Amendment") to the Rights Agreement, which is included as Exhibit 6 hereto and is incorporated herein by reference. The Rights Agreement as amended through the date hereof is referred to herein as the "Rights Agreement."


 Item 1.  Description of Registrant's Securities to be Registered

           On October 17, 1989 the Board of Directors of the Registrant declared a dividend distribution of one Right for each outstanding share of common stock of the Registrant (the "Common Stock"). The distribution was payable on October 31, 1989 to stockholders of record on that date.

           Each Right initially entitled the holder, following a distribution of the Rights as described below, to buy one one-hundredth of a share of a new series of preferred stock of the Registrant, denominated "Series A Junior Participating Preferred Stock," at a price of $250 per one one-hundredth of a share, subject to adjustment (as a result of anti-dilution adjustments to date, each Right, if distributed, would be exercisable for one-sixth of one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $41.67 for each such fractional share). The Rights are represented by and traded with the Common Stock certificates and will not be exercisable or transferable apart from the Common Stock until the earlier of (i) twenty days after a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Voting Power (such person or group being called an "Acquiring Person" and such date of first public announcement being called the "Stock Acquisition Date") or (ii) twenty days after a person or group commences, or announces it intends to commence, a tender or exchange offer, the consummation of which would give such person or group 25% or more of the Voting Power (the earlier of such days being called the "Distribution Date"). Descendants of company-founder Byron L. Smith and certain related trusts and other entities (or a group comprised solely of such persons) will not be deemed to be an Acquiring Person as long as all such persons beneficially own Common Stock or other securities of the Registrant representing less than 23% of the Voting Power. Voting Power means the voting power of all securities of the Registrant then outstanding generally entitled to vote for the election of directors of the Registrant. Separate certificates for the Rights will be mailed to holders of Common Stock as of the Distribution Date, and thereafter the separate Right certificates alone will evidence the Rights.

           The Registrant's Series A Junior Participating Preferred Stock is nonredeemable and ranks junior to other series of Preferred Stock of the Registrant that are currently issued or may be issued in the future. Each share of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential quarterly dividend of $31 per share but will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of Common Stock. In the event of liquidation, each share of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $25,000 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Junior Participating Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Junior Participating Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Series A Junior Participating Preferred Stock should approximate the value of one share of Registrant's Common Stock at the time of the execution of the Rights Agreement.

           If, after October 17, 1989, any person becomes the beneficial owner of 25% or more of the Voting Power, the Rights will adjust so that, assuming the Rights are then exercisable, each Right (other than Rights held by an Acquiring Person which will become void) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of Common Stock of the Registrant having, at the time of such transaction, a market value of two times the exercise price of the Right.

           If the Registrant is the surviving corporation in a merger involving an Acquiring Person and the Common Stock is not changed or exchanged, or if an Acquiring Person engages in certain types of self-dealing transactions, each Right (other than Rights owned by the Acquiring Person which will become void), assuming it is then exercisable, will entitle its holder to purchase at the then current exercise price of the Right, that number of shares of Common Stock of the Registrant having, at the time of such transaction, a market value of two times the exercise price of the Right.

           If, on or after the Stock Acquisition Date, the Registrant is acquired in a merger or other business combination or 50% or more of its assets or earning power is sold, each Right, assuming it is then exercisable, will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of Common Stock of the surviving company having, at the time of such transaction, a market value of two times the exercise price of the Right.

           At any time after the Rights become exercisable for Common Stock, the Board of Directors of the Registrant may exchange the unexercised Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio (as adjusted, the "Exchange Ratio") of one share of Common Stock, or one one-hundredth of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of Registrant's preferred stock having equivalent rights, preferences and privileges), per Right, subject to adjustment (as a result of anti-dilution adjustments to date, the Exchange Ratio currently is one-sixth of one share of Common Stock per Right). Notwithstanding the foregoing, no such exchange of the Rights may be authorized by the Board of Directors during the Special Period (as defined below) or at any time when the Rights are not redeemable.

           At any time prior to the earlier of (i) the date on which an Automatic Redemption Event (as defined below) occurs, (ii) the close of business on the twentieth day following the Stock Acquisition Date, or
 (iii) the Final Expiration Date, the Registrant may redeem the Rights at a price of $.01 per Right (as adjusted, the "Redemption Price"; as a result of anti-dilution adjustments to date, the Redemption Price is currently $.00167). Immediately upon the occurrence of an Automatic Redemption Event or upon the authorization of the redemption of the Rights by the Board of Directors of the Registrant, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. "Automatic Redemption Event" means (i) any person becomes the beneficial owner of securities of the Registrant which in the aggregate represent 14% or more of the Voting Power, (ii) any person commences, or publicly announces its intent to commence, a tender or exchange offer if upon consummation thereof such person, together with all affiliates and associates of such person, would be the beneficial owner of securities of the Registrant which in the aggregate represent 15% or more of the Voting Power, (iii) any person makes by public announcement or by written communication that is or becomes the subject of a public announcement, or publicly announces its intent to make, a proposal to the Registrant or its stockholders for (1) a merger, consolidation or similar transaction involving the Registrant or any of its subsidiaries, (2) a purchase or other acquisition of all or a substantial portion of the assets or deposits of the Registrant and its subsidiaries or (3) a purchase or other acquisition of securities representing 15% or more of the Voting Power (any transaction of the type described in clauses (1), (2) and (3) above, an "Acquisition Transaction"), or (iv) any person files an application or notice with the Board of Governors of the Federal Reserve System, or any other federal or state banking regulatory authority, which application or notice seeks approval to engage in any transaction constituting an Acquisition Transaction.

           Notwithstanding the foregoing, in the event that within 270 days of a public announcement by a third party of an intent or proposal to engage (without the current and continuing concurrence of the Board of Directors) in a transaction involving an acquisition of or business combination with the Registrant or otherwise to become an Acquiring Person, there is an election of directors (whether at one or more stockholder meetings and/or pursuant to written stockholder consents) resulting in a majority of the Board of Directors being comprised of persons who were not nominated by the Board of Directors in office immediately prior to such election, then following such election and for a period of 180 days (the "Special Period"), the Rights, if otherwise then redeemable, will only be redeemable by the Board of Directors either (1) if they have followed certain prescribed procedures or (2) in any other case, provided that, if in any such other case their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors can establish the entire fairness of such decision without the benefit of any business judgement rule or other presumption. The procedures required under clause (1) include: (a) the retention of an independent financial advisor, and the receipt by the Board of Directors of (i) the views of such advisor regarding whether redemption of the Rights will serve the best interests of the Registrant and its stockholders, or (ii) such advisor's statement that it is unable to express such a view, setting forth the reasons therefor; and (b) with respect to any pending acquisition or business combination proposal (i) the implementation by the Board of Directors, with the advice of its independent financial advisor, of a process and procedures which the Board of Directors and such advisor conclude would be most likely to result in the best value reasonably available to stockholders, (ii) receipt of a fairness opinion from such advisor, and the Board of Directors determining, and such advisor confirming, that it has no reason to believe that a superior transaction is reasonably available, and (iii) execution of a definitive transaction agreement.

           The Rights will expire on October 31, 1999 (the "Final Expiration Date"), unless earlier exchanged or redeemed by the Registrant as described above. Until a Right is exercised, the holder thereof will have no rights as a stockholder of the Registrant, including without limitation, the right to vote or receive dividends. The original Rights Agent was Harris Trust and Savings Bank ("Harris Trust"). Effective as of November 10, 1997, Harris Trust was removed as Rights Agent under the Rights Agreement and Norwest Bank Minnesota, N.A. was appointed to serve as successor Rights Agent thereunder.

           So long as the Rights are attached to the Common Stock, the Registrant will issue one Right with each new share of Common Stock issued so that all such shares will have attached Rights. No fractional shares will be issued, other than fractional shares of Series A Junior Participating Preferred Stock of the Registrant that are integral multiples of one one-hundredth of a share, and a cash payment will be made in lieu thereof based on the market price of the Preferred or Common Stock on the last trading day prior to the date of exercise.

           Prior to the Distribution Date, the Rights Agreement may be amended without the approval of any holders of the Rights at the direction of the Registrant for any purpose, except as described below. After the Distribution Date, however, the Board of Directors of the Registrant may amend the Rights Agreement only to cure any ambiguity, to cure any defective or inconsistent provisions, to make changes which do not adversely affect the interest of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; provided that no amendment to adjust the time period governing redemption may be made at any time when the Rights are not redeemable. Notwithstanding the foregoing, (1) no supplement or amendment may be made to the Rights Agreement which changes the Redemption Price, the Final Expiration Date, the purchase price or the number of one one-hundredths of a share of Series A Junior Participating Preferred Stock for which a Right is exercisable, unless such supplement or amendment does not adversely affect the interests of the holders of Rights certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) and (2) no supplement or amendment may be made to the Rights Agreement during the Special Period or at a time when the Rights are not redeemable, other than to cure any ambiguity or to cure any defective or inconsistent provisions.

           The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant unless the acquisition is conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination properly approved by the Board of Directors.

           The original Rights Agreement between the Registrant and the Rights Agent is included as Exhibit 1 to this Registration Statement and is incorporated herein by reference. The First Amendment to the Rights Agreement, dated as of September 17, 1997, is included as Exhibit 2 to this Registration Statement and is incorporated herein by reference. The Second Amendment to the Rights Agreement, dated as of November 18, 1997, is included as Exhibit 3 to this Registration Statement and is incorporated herein by reference. The Third Amendment to the Rights Agreement, dated as of July 21, 1998, is included as Exhibit 4 to this Registration Statement and is incorporated herein by reference. The Fourth Amendment to the Rights Agreement, dated as of November 18, 1998, is included as Exhibit 5 to this Registration Statement and is incorporated herein by reference.
 The foregoing description of the terms of the Rights Agreement as amended to date does not purport to be complete and is qualified in its entirety by reference to the full text of the foregoing documents.


 ITEM 2.   EXHIBITS

           The following exhibits are filed with this Registration
 Statement.


 EXHIBIT NO. DESCRIPTION

   1 Rights Agreement, dated as of October 17, 1989, between Northern Trust Corporation and Harris Trust and Savings Bank (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A dated October 27, 1989)

   2 First Amendment to Rights Agreement, dated as of September 17, 1997, between Northern Trust Corporation and Harris Trust and Savings Bank (incorporated by reference to Exhibit 10(i) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997)

   3 Second Amendment to Rights Agreement, dated as of November 18, 1997, between Northern Trust Corporation and Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit 10(xiv)(2) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997)

   4 Third Amendment to Rights Agreement, dated as of July 21, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated July 21, 1998)

   5         Fourth Amendment to Rights Agreement, dated as of
             November 18, 1998, between Northern Trust Corporation and
             Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit
             99.1 to the Registrant's Current Report on Form 8-K dated
             November 20, 1998)

   6 Fifth Amendment to Rights Agreement, dated as of February 16, 1999, between Northern Trust Corporation and Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated February 19,
             1999)



                                 SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                          NORTHERN TRUST CORPORATION



                          By:       /s/ Perry R. Pero
                             --------------------------------------
                             Name:  Perry R. Pero
                             Title: Senior Executive Vice President



 Dated:  February 19, 1999




                                  EXHIBIT INDEX


 1 Rights Agreement, dated as of October 17, 1989, between Northern Trust Corporation and Harris Trust and Savings Bank (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A dated October 27, 1989)

 2              First Amendment to Rights Agreement, dated as of
                September 17, 1997, between Northern Trust Corporation and Harris Trust and Savings Bank (incorporated by reference to
                Exhibit 10(i) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997)

 3 Second Amendment to Rights Agreement, dated as of November 18, 1997, between Northern Trust Corporation and Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit 10(xiv)(2) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997)

 4 Third Amendment to Rights Agreement, dated as of July 21, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated July 21, 1998)

 5              Fourth Amendment to Rights Agreement, dated as of
                November 18, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A. (incorporated by reference to
                Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated November 20, 1998)

 6              Fifth Amendment to Rights Agreement, dated as of
                February 16, 1999, between Northen Trust Corporation and Norwest Bank Minnesota, N.A. (incorporated by reference to
                Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated February 19, 1999)